As filed with the Securities and Exchange Commission on June 11, 2025

Registration No. 333-286693

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Province of Saskatchewan

(Canada)

(Name of Registrant)

TOM CLARK Consulate

General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

(Name and Address of Authorized Agent in the United States)

Copies to:

RODNEY F. BALKWILL Assistant Deputy Minister and Chief Investment Officer Province of Saskatchewan 2350 Albert Street, 6th Floor Regina, SK S4P 4A6 (306) 787-9473	CHRISTOPHER J. CUMMINGS Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100, P.O. Box 226 Toronto, Ontario M5K 1J3 (416) 504-0520

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective as described herein.

The securities registered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)		Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)		Amount of registration fee
Debt Securities	US$	2,500,000,000(2)	100%	US$	2,500,000,000	US$	382,750

(1)	Estimated solely for the purpose of determining the registration fee.
(2)

In U.S. dollars or the equivalent thereof in foreign currencies or currency units, plus such additional principal amount as may be necessary such that, if the Debt Securities are issued at an original issue discount, the aggregate initial offering price of the Debt Securities registered hereunder, together with the aggregate principal amount of Debt Securities previously registered and remaining unsold as described herein, will not exceed US$2,500,000,000. A fee of US$382,750 (calculated in accordance with the fees currently in effect) was paid by the Registrant with the filing of this Registration Statement No. 333-286693 on April 23, 2025.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 11, 2025

Prospectus

Province of Saskatchewan

(Canada)

US$2,500,000,000

Debt Securities

We may, from time to time, offer up to US$2,500,000,000 aggregate principal amount of debt securities, consisting of any combination of debentures, notes and bonds, or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$2,500,000,000), to purchase debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and the related prospectus supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated      , 2025

The prospectus supplement that relates to your debt securities may update or supersede any of the information in this prospectus.

The words “the Province”, “Saskatchewan”, “we”, “our”, “ours” and “us” refer to the Province of Saskatchewan.

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ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf process, we may offer, from time to time, the debt securities described in this prospectus in one or more offerings for a total aggregate principal amount of up to US$2,500,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$2,500,000,000). This prospectus provides you with a general description of the debt securities we may offer. Each time we use this prospectus to offer debt securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change the information this prospectus contains. Before you invest, you should carefully read this prospectus and any prospectus supplement together with the additional information contained in the documents we refer to under the heading “Where You Can Find More Information” below.

References in this prospectus to “$” or “Cdn$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The noon exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on June 10, 2025 was approximately Cdn$1.00 = US$0.7308.

WHERE YOU CAN FIND MORE INFORMATION

The Province has filed with the SEC under the Securities Act a registration statement, of which this prospectus forms a part, covering the debt securities. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If the Province has filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The registration statement, including its various exhibits, and any reports, statements or other information that the Province has filed with the SEC are available to the public from the SEC’s Electronic Document Gathering and Retrieval System website at http://www.sec.gov, which is commonly known by the acronym EDGAR.

The SEC allows the Province to “incorporate by reference” into this prospectus information filed with the SEC, which means that the Province can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference the documents listed below:

•	the Province’s Annual Report on Form 18-K for the year ended March 31, 2024 and the exhibits thereto, and any amendments thereto on Form 18-K/A.

•

Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934, as amended, until it sells all of the debt securities and warrants authorized to be offered by this prospectus.

Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents.

You may request a free copy of the annual report and amendments to the annual report by writing the Province at the following address:

Province of Saskatchewan

Provincial Treasury Office

2350 Albert Street, 6th Floor

Regina, SK

Canada

Telephone: (306) 787-6752

Attention: Risk Management and Reporting

We have not authorized anyone to provide any information other than that contained in this prospectus or any prospectus supplement or free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these debt securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents. Accordingly, we urge you to review each document we subsequently file with the SEC for updated information.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s debt securities offered by this prospectus may contain forward-looking statements:

•	this prospectus; and

•	any prospectus supplement.

Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

PROVINCE OF SASKATCHEWAN

The Province of Saskatchewan was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650-kilometer southern border with the American states of North Dakota and Montana and its 450-kilometer northern border with the Northwest Territories of Canada. With a 1,250-kilometer distance from north to south, Saskatchewan covers an area of 652,330 square kilometers.

The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain- growing region where the majority of the Province’s population resides. About 40% of all of Canada’s cultivated farmland is located in Saskatchewan.

The population of Saskatchewan was approximately 1,239,865 on July 1, 2024, compared with approximately 1,209,307 on July 1, 2023, and 1,111,989 on July 1, 2014. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 245,640 on July 1, 2023, and Saskatoon, with a population of approximately 295,204 as of the same date.

Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and services producing industries are directly or indirectly related to agriculture and natural resources, the provincial economy continues to diversify into other service sectors, such as the growing technology sector in the Province with activities around information technology, bio-technology, agriscience, etc. Saskatchewan’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, the second largest producer of crude oil and the third largest producer of natural gas in Canada. Saskatchewan is one of the world’s leading suppliers of potash and uranium. The provincial government also operates crown-owned businesses in electricity generation and transmission, natural gas transmission, auto insurance and telecommunications.

(Sources: Saskatchewan Bureau of Statistics, Statistics Canada)

RECENT DEVELOPMENTS

On March 4, 2025, the United States (U.S.) imposed tariffs on Canada at a rate of 10 per cent on all energy and potash products and 25 per cent on all other products with an exemption announced on March 7, 2025 for goods that are compliant with the United States-Mexico-Canada Agreement (“USMCA”). There are additional U.S. tariffs at a rate of 50 per cent on steel and aluminum products and 25 per cent on non-U.S. content in automobiles and non-USMCA compliant auto parts.

The exemption for USMCA-compliant goods reduces exposure for Saskatchewan exports. The average U.S. tariff rate for Saskatchewan is estimated to be 9.5 per cent at the current rate of USMCA-compliance (40 per cent). Analysis indicates the average U.S. tariff rate for Saskatchewan exports could fall below 5 per cent as USMCA compliance increases. This average tariff rate is lower than the high-impact tariff scenario included in the 2025-2026 Provincial Budget, which accounted for an average U.S. tariff rate of 17 per cent with no exemptions for USMCA-compliant products. For more information, see the Province’s tariff analysis on page 44 of the 2025-2026 Provincial Budget, filed with the SEC on May 28, 2025 as Exhibit 99.6 to the Province’s Annual Report on Form 18-K.

Prior to increases in the U.S. tariff rates, some companies chose not to complete the administrative process to confirm USMCA compliance as export charges were less than the cost of administration. However, the vast majority of Saskatchewan exports – including oil, potash, uranium, and agriculture commodities – are expected to be capable of meeting USMCA compliance requirements.

Other tariff policies have small impacts on Saskatchewan trade. Canadian counter-tariffs target products with a high degree of substitutability to minimize impacts to the Canadian economy. Chinese tariffs imposed on canola oil, canola meal, peas, pork and aquatic products apply to 1.5 per cent of Saskatchewan’s total exports.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds to the Province from the sale of the debt securities by the Province will be used for general government purposes.

DESCRIPTION OF DEBT SECURITIES

The Province may issue debt securities in distinct series at various times. This section summarizes the terms of the debt securities that are common to all series. The particular terms and provisions of a series of debt securities, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities may update or supersede any of the information in this section.

General

The Province has duly authorized the issuance of debt securities and they may be issued by one or more Orders of the Lieutenant Governor in Council of the Province of Saskatchewan made pursuant to The Financial Administration Act, 1993 from time to time. The Order(s) of the Lieutenant Governor in Council of the Province of Saskatchewan applicable to any tranche of debt securities (including any new Orders) will be specified in the applicable prospectus supplement. The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be payable out of the General Revenue Fund of the Province.

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the price and aggregate principal amount of the debt securities;

•	the title of the debt securities;

•	the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•	the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•	whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•	whether and in what circumstances sinking fund payments will be made;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•

whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

•	whether the debt securities will be issued with original issue discount for United States federal income tax purposes;

•	any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for definitive (physical) securities;

•	the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•	any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe certain United States or Canadian federal income tax considerations applicable to the debt securities other than those described in this prospectus.

Prescription

The debt securities will become void unless presented for payment within a period of the lesser of 2 years, or the period that may otherwise be prescribed by law, from the date on which payment in respect of such debt securities become due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in minimum aggregate principal amounts of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the “depositary”). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•	the investor cannot get debt securities registered in its own name;

•	the investor cannot receive physical certificates for its interest in the debt securities;

•	the investor must look to its own bank, brokerage firm or financial institution for payments on the debt securities and protection of its legal rights relating to the debt securities;

•

the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

•	the depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•	the Province and the fiscal agent have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security;

•	the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

•	the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank, brokerage firm or financial institution. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

•	when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar and any paying agent of the debt securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Canadian Income Tax Considerations

The following summary (the “Canadian Tax Summary”) describes the principal income tax consequences which arise generally in Canada under the Income Tax Act (Canada) (the “Federal Act”) and in Saskatchewan under The Income Tax Act, 2000 (the “Saskatchewan Act”) and which are applicable to a holder of the debt securities who, at all relevant times, for the purposes of the Federal Act and any applicable income tax convention, is not a resident of Canada and is not deemed to be a resident of Canada and who does not use or hold and is not deemed to use or hold the debt securities in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a banking business in Canada within the meaning of the Federal Act (a “Non-Resident Holder”). This Canadian Tax Summary is based on the provisions of the Federal Act, the Saskatchewan Act and regulations under those Acts as they exist on the date of this prospectus, proposed amendments thereto and the current administrative practices and policies published by the Canada Revenue Agency.

This Canadian Tax Summary includes Canadian and Saskatchewan income tax considerations only. It does not include United States, provincial (other than Saskatchewan), territorial or other income tax considerations nor does it include income tax considerations arising under any income tax convention or treaty between Canada and another country. It is not applicable to Canadian residents. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a holder.

Neither principal nor interest paid or credited by the Province to a Non-Resident Holder in respect of the debt securities is subject to withholding tax under the Federal Act or the Saskatchewan Act.

No other tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Saskatchewan Act in respect of the debt securities, whether as a result of interest or principal being paid or credited by the Province to the Non-Resident Holder, a purchase by the Province from, or repayment by the Province to, the Non-Resident Holder, a redemption or other disposition.

In certain circumstances described under the heading “Description of Debt Securities— Registered Global Securities—Special Situations When the Global Security Will be Terminated”, a global security representing debt securities will terminate and interests in it will be exchanged for physical certificates representing debt securities. No tax on income or capital gains is payable under the Federal Act or the Saskatchewan Act as a result of any such exchange.

Canada and Saskatchewan do not levy estate or inheritance taxes or succession duties. Saskatchewan requires a probate fee to be paid upon estates probated in Saskatchewan, calculated on the value of the estate. The estate of a person who was not ordinarily resident or domiciled in Saskatchewan on death would not, by virtue only of the holding of debt securities by the estate, be required by law to be probated in Saskatchewan.

The above summary does not discuss all aspects of Canadian income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of provincial, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Certain United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations regarding the ownership and disposition of the debt securities for U.S. Holders (as defined below) that acquire debt securities at original issuance at their “issue price” (i.e., the first price at which a substantial amount of a debt security sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold such debt securities as capital assets within the meaning of section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities the principal amount of which does not exceed their “issue price” by more than a statutorily defined de minimis amount. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect). We have not requested, and will not request, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein or that a court would not sustain the position of the IRS in the event of litigation.

This summary does not discuss all of the United States federal income tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities or organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, wash sale or other integrated transaction, entities or arrangements that are partnerships or other pass-through entities for United States federal income tax purposes and investors in such entities, corporations that accumulate earnings to avoid United States federal income tax, persons required to recognize income with respect to the debt securities early as a result of its inclusion on an applicable financial statement, real estate investment trusts, regulated investment companies, persons who use or are required to use mark-to-market accounting, persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the United States federal tax laws other than income tax laws (e.g., estate and gift tax laws) and the tax laws of any state, local or foreign jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•	You are an individual citizen or resident of the United States;

•	You are a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•

You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code (a “U.S. Person”) have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person.

If an entity or arrangement taxable as a partnership for United States federal income tax purposes holds a debt security, the United States federal income tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and upon the activities of the partnership (or other pass-through entity). Each partnership considering an investment in a debt security and partners (or other owners) therein should consult their own tax advisors.

Stated Interest

In general, you will be required to include stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your regular method of accounting for United States federal income tax purposes.

In general, any non-United States withholding tax imposed on interest payments in respect of the debt securities will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing the U.S. Holder’s United States federal taxable income). This interest generally will be foreign-source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income. There are various complex limitations on the amount of foreign taxes that may be claimed as a credit for United States federal income tax purposes. Prospective U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition

Upon the sale, exchange, retirement, redemption or other taxable disposition of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt security for more than one year. Non-corporate U.S. Holders, including individuals, generally are eligible for a reduced rate of taxation on long- term capital gain. The deduction of capital losses is subject to limitations. Your gain or loss generally will be U.S.-source for foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on the U.S. Holder’s “net investment income,” which generally would include interest income and net gains from the disposition of debt securities, subject to certain exceptions. If you are a prospective U.S. Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of debt securities.

Foreign Financial Asset Disclosure

Certain U.S. Holders are required to disclose on their United States federal income tax returns certain information relating to an interest in the debt securities, subject to certain exceptions (including an exception for debt securities held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the debt securities and regarding their tax reporting obligations.

Backup Withholding and Information Reporting

Generally, information reporting requirements may apply to payments of principal and interest on a debt security, or the proceeds from the sale, exchange, redemption, retirement or other taxable disposition of a debt security, that are made within the United States or through certain United States-related financial intermediaries unless a U.S. Holder is an exempt recipient and, when required, establishes such exemption. Additionally, if a U.S. Holder that is not an exempt recipient fails to provide documentation establishing an exemption to United States federal backup withholding, such U.S. Holder may be subject to such backup withholding on payments of such amounts.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a credit against your United States federal income tax liability, and may entitle you to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding tax rules.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of United States federal, state and local and foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Enforceability and Governing Law

We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

However, you may bring proceedings against us in the Saskatchewan courts for matters arising under the debt securities. You may do so whether or not you are a resident of Saskatchewan or a citizen of Canada and without any need to obtain the consent of any public official or authority. A lawsuit against us in the Saskatchewan courts will be governed by The Proceedings Against the Crown Act, 2019 (Saskatchewan), which, for example, makes the remedies of specific performance and injunctions unavailable against us and prohibits jury trials in proceedings against us. Proceedings against us in the Saskatchewan courts must be brought prior to the expiry of the applicable limitation period (generally two years).

Although any order obtained in an action brought in the Saskatchewan courts against the Province may not be enforced by execution, seizure or attachment, The Proceedings Against the Crown Act, 2019 further provides that upon receipt of a certificate of the proper officer of the court, in the event of a judgment against Saskatchewan from which no appeal is taken, the Minister of Finance shall pay out of the General Revenue Fund to the person entitled, or to his order, the amount due including costs, if any, together with interest, if any, lawfully due thereon.

Further, in the absence of a waiver of immunity by the Province, it would be possible to obtain a United States judgment in an action against the Province only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the “Foreign Sovereign Immunity Act”) precludes the granting of sovereign immunity.

However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of the Province located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under limited specified circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and the fiscal agency agreement, if any, will be governed by the laws of Saskatchewan and the laws of Canada applicable in Saskatchewan.

PLAN OF DISTRIBUTION

The Province may sell debt securities to the public:

•	through underwriters or dealers;

•	directly to purchasers; or

•	through agents.

The prospectus supplement with respect to each series of debt securities will set forth the terms of the offering of that series of debt securities, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities, the proceeds to the Province from the sale of the debt securities, any underwriting discounts and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt securities may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

In connection with the sale of debt securities, the Province, or purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DEBT RECORD

In the last 20 years, the Province has not defaulted on any of its direct or guaranteed debt obligations. During such period, payments have been made when due.

AUTHORIZED AGENT

The authorized agent of the Province in the United States is the Consul General of Canada in New York, an office currently held by Tom Clark, whose address is:

Consulate General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included in this prospectus, which is designated as being taken from a publication of the Province of Saskatchewan, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document.

All financial and statistical information of the Province included in this prospectus has been taken or derived from records and publications of the Province, and is included in this prospectus on the authority of Rodney N. Balkwill, Assistant Deputy Minister and Chief Investment Officer.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the legality of each series of debt securities offered by this prospectus, and certain other matters of Canadian and Saskatchewan law, will be passed upon by McDougall Gauley LLP.

Certain matters of United States law in connection with the offering of the debt securities will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Province.

PART II

SUPPLEMENTAL INFORMATION

(THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED BY ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)

(1)	The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	US$	382,750
Listing fees and expenses*		–
Printing expenses*		75,000
Rating agency fees*		38,000
Fiscal agent fees and expenses*		60,000
Legal fees and expenses*		250,000
Other*		–

Total	US$	805,750

*	Estimate.

(2)

The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with the offering of securities under this Registration Statement, and to furnish copies of the documents authorizing each issue of securities under this Registration Statement, and any other governmental approvals of the Registrant required in connection with this issue, in amendments to this Registration Statement, in each case together with translations of the same into the English language.

(3)	All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

The Province hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

CONTENTS OF REGISTRATION STATEMENT

This registration statement consists of

A.	The facing sheet;

B.	The Explanatory Note;

C.	Part I, consisting of the Prospectus;

D.	Part II, consisting of pages II-1 through II-6;

E.	The following exhibits:

(A)	Form of Underwriting Agreement.*

(B)	Form of Fiscal Agency Agreement, including Form of Debt Securities.*

(C)	The opinion of McDougall Gauley LLP, including a consent relating thereto, in respect of the legality and validity of the Debt Securities.†

(D)	Consent of Rodney F. Balkwill, Assistant Deputy Minister and Chief Investment Officer (see Page II-6).†

*	Previously filed with the initial filing of this Registration Statement on April 23, 2025.

†	Filed herewith.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Province of Saskatchewan, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Regina, Province of Saskatchewan, Canada.

PROVINCE OF SASKATCHEWAN

By:	/s/ Rodney F. Balkwill
Name: Rodney F. Balkwill
Title: Assistant Deputy Minister and Chief Investment Officer

Regina, Saskatchewan

Dated: June 11, 2025

SIGNATURE OF REGISTRANT’S AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, set out below is the signature of an authorized agent of the Registrant in the United States.

PROVINCE OF SASKATCHEWAN

By:	/s/ Tom Clark
Name: Tom Clark
Title: Consul General of Canada, New York

New York, New York

Dated: June 11, 2025

CONSENT

I hereby consent to the reference to me under the heading “Experts and Public Official Documents” in the Prospectus constituting Part I of the Registration Statement of the Province of Saskatchewan with which this consent is filed.

By:	/s/ Rodney F. Balkwill
Name: Rodney F. Balkwill
Title: Assistant Deputy Minister and Chief Investment Officer

Regina, Saskatchewan

Dated: June 11, 2025